UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Atlas Energy Solutions Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Douglas G. Rogers

2200 Market Street, Suite 500,

Galveston, Texas 77550

(409) 762-8666

with a copy to:

Charles H. Still, Jr.

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

(713) 221-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of Reporting Person The Sealy & Smith Foundation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 14,816,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,816,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,816,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions): OO (nonprofit corporation)

(1)

Based on a total of 57,147,501 shares of Class A Common Stock and 42,852,499 shares of Class B Common Stock outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2023, filed on August 1, 2023. Each share of Class B Common Stock, together with one unit representing limited liability company interests in Atlas Sand Operating, LLC, is redeemable for one share of Class A Common Stock in accordance with the limited liability company agreement of Atlas Sand Operating, LLC. The Class A Common Stock and Class B Common Stock are treated as a single class for purposes of this Schedule 13D because they vote together as a single class.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock and Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of the Issuer are treated as a single class for purposes of this Schedule 13D because they vote together as a single class.

The principal executive offices of the Issuer are located at 5918 W. Courtyard Drive, Suite 500, Austin, Texas 78730.

Item 2.	Identity and Background.

This Schedule 13D is being filed by The Sealy & Smith Foundation, a nonprofit corporation organized under the laws of the State of Texas (the “Foundation”). The business address of the Foundation is 2200 Market Street, Suite 500, Galveston, Texas 77550.

The Foundation was chartered as a charitable foundation to provide healthcare on Galveston Island through the support of the John Sealy Hospital and related medical buildings. Currently, the University of Texas Medical Branch (UTMB) operates the John Sealy Hospital and Jennie Sealy Hospital. The Foundation assists UTMB in a variety of ways, including providing and maintaining clinical and other properties on the UTMB campus, endowing academic chairs for various healthcare specialties, advocating for UTMB and providing grant funding to ensure Galveston citizens receive excellent health care.

Decisions by the Foundation with respect to the voting or disposition of the shares of Class A Common Stock held by the Foundation will be made by majority vote of the Foundation’s seven-member board of directors, which is composed of the following individuals: Keith Bassett, Bill Sealy, Douglas G. Rogers (Executive Director of the Foundation), Jere Pederson, Mike Doherty (Vice President of the Foundation), John Kelso (President of the Foundation) and Jim Galbraith. None of the foregoing individuals has the power individually to vote or dispose of any of the shares of Class A Common Stock held by the Foundation, and each of the foregoing individuals disclaims beneficial ownership of all of the shares of Class A Common Stock held by the Foundation.

During the last five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

The Foundation is a party to a mining lease agreement dated December 15, 2017 (the “Lease Agreement”), with Atlas Sand Company, LLC (“Atlas Sand”), a majority owned subsidiary of the Issuer. Pursuant to the Lease Agreement, the Foundation leased certain property owned by it to Atlas Sand for the purpose of mining for and producing silica sand and other sand on the property, and Atlas Sand pays certain royalties to the Foundation. As additional consideration for the entry into the Lease Agreement, Atlas Sand (i) granted to the Foundation, pursuant to a royalty agreement (the “Royalty Agreement”), a royalty in and to revenues attributable to sand produced from a separate property from which Atlas Sand had the right to mine silica sand and other sand (the “Separate Property Royalty”), and (ii) issued to Permian Dunes Holding Company, LLC (“Permian Dunes”), an entity wholly owned and controlled by the Foundation, 94,639,637 Class C Units representing membership interests in Atlas Sand (the “Atlas Sand Class C Units”).

The Atlas Sand Class C Units represented non-economic interests in Atlas Sand, but, under the terms of the limited liability company agreement governing Atlas Sand, the Atlas Sand Class C Units were convertible into Class A Units representing an economic membership interest in Atlas Sand at any time at the option of Permian Dunes or automatically immediately prior to the occurrence of certain “Capital Events”, including consummation of an initial public offering meeting certain requirements. In addition, under the terms of the Royalty Agreement, the Separate Property Royalty granted to the Foundation thereunder would terminate immediately prior to the consummation of such a Capital Event.

In March 2023, the Issuer completed its initial public offering (the “IPO”). Pursuant to a restructuring completed prior to the consummation of the IPO, the Atlas Sand Class C Units held by Permian Dunes were exchanged for Class C Units (the “Atlas Holdings Class C Units”) of Atlas Sand Holdings II, LLC (“Atlas Holdings”), an entity controlled by the Executive Chairman and Chief Executive Officer of the Issuer formed to be a holding company for certain shares of Class A Common Stock upon consummation of the IPO. Similar to the Atlas Sand Class C Units, the Atlas Holdings Class C Units represented non-economic interests in Atlas Holdings and were convertible automatically into Class A Units (the “Atlas Holdings Class A Units”) representing economic interests in Atlas Holdings immediately prior to the occurrence of a Capital Event.

The IPO constituted a Capital Event. Accordingly, upon consummation of the IPO, the Atlas Holdings Class C Units held by Permian Dunes converted into an equivalent number of Atlas Holdings Class A Units, and the Separate Property Royalty granted to the Foundation under the Royalty Agreement terminated.

On September 13, 2023, Atlas Holdings made a liquidating distribution pro rata to its members of all of the shares of Class A Common Stock held by Atlas Holdings. Shortly before that liquidating distribution, Permian Dunes distributed all of its Atlas Holdings Class A Units to the Foundation. Accordingly, in the liquidating distribution on September 13, 2023, the Foundation acquired from Atlas Holdings record and beneficial ownership of 14,816,932 shares of Class A Common Stock.

In connection with the IPO, Douglas G. Rogers, the Executive Director and Secretary/Treasurer of the Foundation and a member of its board of directors, was appointed as a director of the Issuer.

Item 4.	Purpose of Transaction.

The responses to Item 3 above and Item 6 below are incorporated by reference into this Item 4. The Foundation acquired the shares of Class A Common Stock reported in this Schedule 13D for investment purposes in connection with the transactions and agreements described in Item 3.

Except as described in this Item 4 (including by incorporation by reference of the responses to Item 3 above and Item 6 below), the Foundation does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Foundation may change its plans or proposals in the future. In determining from time to time whether to sell or otherwise dispose of the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such shares, the Foundation’s board of directors will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Foundation. The Foundation reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The Foundation beneficially owns 14,816,932 shares of Class A Common Stock, representing 14.8% of the combined number of shares of Class A Common Stock and Class B Common Stock outstanding. Such percentage is based on a total of 57,147,501 shares of Class A Common Stock and 42,852,499 shares of Class B Common Stock outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2023, filed on August 1, 2023. Each share of Class B Common Stock, together with one unit representing limited liability company interests in Atlas Sand Operating, LLC, is redeemable for one share of Class A Common Stock in accordance with the limited liability company agreement of Atlas Sand Operating, LLC. The Class A Common Stock and Class B Common Stock are treated as a single class for purposes of this Schedule 13D because they vote together as a single class.

The Foundation has sole voting and sole dispositive power over all of such shares of Class A Common Stock beneficially owned by the Foundation. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

Except as set forth in the response to Item 3 above, which is incorporated by reference in this Item 5, the Foundation has not effected any transactions in the Class A Common Stock or other securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 above is incorporated by reference into this Item 6.

The Foundation is a party to a stockholders’ agreement (the “Stockholders’ Agreement”) dated as of March 8, 2023, among the Issuer and the “Principal Stockholders” party thereto (including the Foundation). Among other things, the Stockholders’ Agreement provides the right to designate nominees for election to the Issuer’s board of directors as follows:

•

so long as the Principal Stockholders collectively beneficially own greater than 50% of the Class A and Class B Common Stock (taken together as a single class), Ben M. Brigham, the Issuer’s Executive Chairman and Chief Executive Officer, or his affiliates have the right to determine the size of the board and designate all members of the board, including the right to designate all individuals to be included in the slate of directors to be nominated by the board for election by the Issuer’s stockholders;

•

so long as the Principal Stockholders collectively beneficially own at least 35% of the Class A and Class B Common Stock (taken together as a single class), Mr. Brigham or his affiliates have the right to designate four members of the board, including the right to designate four individuals to be included in the slate of directors to be nominated by the board for election by the Issuer’s stockholders;

•

so long as the Principal Stockholders collectively beneficially own at least 25% but not greater than 35% of the Class A and Class B Common Stock (taken together as a single class), Mr. Brigham or his affiliates have the right to designate three members of the board, including the right to designate three individuals to be included in the slate of directors to be nominated by the board for election by the Issuer’s stockholders;

•

so long as the Principal Stockholders collectively beneficially own at least 10% but not greater than 25% of the Class A and Class B Common Stock (taken together as a single class), Mr. Brigham or his affiliates have the right to designate two members of the board, including the right to designate two individuals to be included in the slate of directors to be nominated by the board for election by the Issuer’s stockholders; and

•

so long as the Principal Stockholders collectively beneficially own at least 5% but not greater than 10% of the Class A and Class B Common Stock (taken together as a single class), Mr. Brigham or his affiliates have the right to designate one member of the board, including the right to designate one individual to be included in the slate of directors to be nominated by the board for election by the Issuer’s stockholders.

If the authorized size of the Board is increased or decreased at any time to constitute other than nine directors, the number of directors that Mr. Brigham or his affiliates are entitled to designate pursuant to the Stockholders’ Agreement will be proportionately increased or decreased, respectively, rounded to the nearest whole number.

Pursuant to the Stockholders’ Agreement, the Issuer is required to take all necessary actions, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by Mr. Brigham or his affiliates, and each of the Principal Stockholders (including the Foundation) has agreed to cause its respective shares of Class A and Class B Common Stock to be voted in favor of the election of each of the nominees designated by Mr. Brigham or his affiliates. Mr. Brigham or his affiliates will be entitled to designate the replacement for any of his respective Board designees whose Board service terminates prior to the end of such director’s term.

In addition, the Stockholders’ Agreement provides that for so long as Mr. Brigham or his affiliates are entitled to designate any members of the board, the Issuer is required to take all necessary actions to cause each of the audit committee, compensation committee and nominating and governance committee of the board to include in its membership at least one director designated by Mr. Brigham or his affiliates, except to the extent that such membership would violate applicable securities laws or stock exchange rules.

Furthermore, so long as the Principal Stockholders collectively beneficially own at least a majority of the outstanding shares of Class A and Class B Common Stock (taken together as a single class), the Issuer has agreed not to take, and to cause its subsidiaries not to take, the following actions (or enter into an agreement to take such actions) without the prior consent of Mr. Brigham or his affiliates, subject to certain exceptions:

•	adopting or proposing any amendment, modification or restatement of or supplement to the Issuer’s certificate of incorporation or bylaws;

•	increasing or decreasing the size of the Issuer’s board of directors; or

•

issuing any equity securities that will rank senior to the Class A and Class B Common Stock as to voting rights, dividend rights or distribution rights upon liquidation, winding up or dissolution of the Issuer.

The Foundation also is a party to a registration rights agreement (the “Registration Rights Agreement”) dated as of March 8, 2023 among the Issuer and the “Holders” party thereto (including the Foundation), pursuant to which, among other matters, the Issuer is required in certain circumstances to register under the Securities Act of 1933, as amended, the shares of Class A Common Stock held by the Holders for resale by the Holders. The Registration Rights Agreement also entitles the Holders to certain demand rights and piggyback rights with respect to underwritten offerings of Class A Common Stock and contains customary covenants and indemnification and contribution provisions.

Item 7.	Material to be filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Stockholders’ Agreement, dated as of March 8, 2023, by and among the Issuer and the Principal Stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023)

2	Registration Rights Agreement, dated as of March 8, 2023, by and among the Issuer and the Holders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 14, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 22, 2023

The Sealy & Smith Foundation

By:	/s/ Douglas G. Rogers
Name:	Douglas G. Rogers
Title:	Executive Director